NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Launches Kan Tan IV Semi-Submersible Drilling Rig to Trinidad and Announces 2007 First Quarter Operating Results

MAY 16, 2007 - 18:24 ET

CALGARY, ALBERTA--(CCNMatthews - May 16, 2007) - On May 11, 2007 Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) announced that the tow of the Kan Tan IV semi-submersible drilling rig from Brownsville, Texas directly to the port of Chaguaramas in Trinidad had commenced. The tow will travel a distance of approximately 2,200 nautical miles and will take about three weeks to complete and the rig should arrive in Trinidad around June 1, 2007, with Canadian Superior's Trinidad drilling program to commence shortly thereafter. Pictures of the launching of the tow of the Kan Tan IV from the Brownsville, Texas Harbour to Trinidad are posted on Canadian Superior's website; and also, the daily progress of the tow can be monitored with a link on www.cansup.com and at http://www.cansup.com/rigloc/loc.htm showing a Daily Location Map for the Kan Tan IV.

The Kan Tan IV semi-submersible drilling rig has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, "Victory", "Bounty" and "Endeavour", approximately 60 miles off the east coast of Trinidad, on Canadian Superior's "Intrepid Block 5(c). Following the tow, the rig's in-port stay at Chaguaramas is expected to be less than 2 weeks to load up supplies and finalize drilling preparations. The rig will then be moved to Canadian Superior's first well on the "Intrepid" Block's "Victory" Prospect to commence drilling about mid-June. Each of the three (3) back-to-back wells in this drilling program are planned to take about 80 - 100 days to drill and fully evaluate. The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its "Intrepid" Block 5(c).

Maersk Contractors, a part of A.P. Moller - Maersk A/S ("Maersk") headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX: MAERSK B) is the drilling rig manager for the Kan Tan IV that is owned by SINOPEC of Beijing, China (NYSE: SNP), the 3rd largest company in China.

Speaking in Calgary today, Canadian Superior's President and Chief Operating Officer, Mike Coolen, said, "We are all very pleased that the rig is currently being towed to Trinidad. This is a very important milestone for our Company and in our "Intrepid" Drilling Project. Our team has been working very hard throughout 2006 and 2007 to facilitate the upcoming drilling. We have also been busy in the other areas of our business as detailed in our 2007 First Quarter Report which can be viewed on our website at www.cansup.com."

Canadian Superior also announced today that during the first quarter of 2007, it drilled or participated in 8 gross (7.1 net, average working interest 89%) wells which included 7 operated wells and 1 non - operated well. These wells (2 gas wells in Windfall, 1 gas well in Twinning and 5 wells in Drumheller) are at various stages of completion and 7 are expected to be tied-in and producing shortly, following the end of Western Canada's spring breakup period. The other well has been tied in and commenced production very late in the 1st quarter, on March 27, 2007. In the first quarter, 3 gross (2 net) wells, drilled in the 4th quarter of 2006, were also placed on production. To date in the 2nd quarter, 9 additional well locations have been surveyed and drilling of these wells is anticipated for the 2nd quarter and into the 3rd quarter of 2007.

Daily production for the first quarter of 2007 averaged 2,897 boe/d sales, basically flat compared with 2006 first quarter average daily production sales of 2,889 boe/d. This was achieved with no production acquisitions and in spite of unusually long wet spring and winter conditions. During March 2007, wet weather conditions impeded access resulting in the shutting in of a number of wells and thereby effecting production volumes. Additional production coming on stream shortly is expected to add approximately 540 boe/d of production.

In the first quarter of 2007, like other oil and gas companies, Canadian Superior experienced lower commodity prices for natural gas. Natural gas prices were 7% lower than those achieved in the first quarter of 2006. Canadian Superior's oil and gas revenue, net of transportation costs, were reduced by 6% to $12.6 million. Cash flow from operations for this period decreased by 7% to $6.5 million and a small net loss of $129,000 was recorded ($0.00 per share).

Also, on May 15, 2007, Canadian Superior filed its 2007 first quarter financial information on the System for Electronic Document Analysis and Retrieval, publicly available at www.sedar.com.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5